CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

September 30, 2018 and 2017
(unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	September 30, 2018	December 31, 2017
Assets
Current assets
Cash		$257,205	$231,596
Accounts receivable	9	21,999	15,668
Inventories	10	36,914	41,432
Prepaid expenses		7,889	7,122
		$324,007	$295,818
Non-current assets
Other long-term assets	11	172,702	118,480
Restricted cash	12	21,974	22,193
Mining interests and plant and equipment	13	1,081,012	1,049,309
		$1,599,695	$1,485,800
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$108,177	$84,746
Share based liabilities	14	3,308	1,898
Finance leases		13,787	16,358
Income tax payable		21,820	8,337
Provisions		15,279	19,133
		$162,371	$130,472
Non-current liabilities
Share based liabilities	14	—	218
Provisions		38,712	41,652
Finance leases		13,189	22,217
Deferred tax liabilities		176,766	133,645
		$391,038	$328,204
Shareholders' equity
Share capital		$922,933	$951,184
Reserves		35,252	33,122
Accumulated other comprehensive (loss) income		(41,088)	36,078
Retained earnings		291,560	137,212
		1,208,657	1,157,596
		$1,599,695	$1,485,800

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three months and nine months ended September 30, 2018 and 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	Note	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
			(Restated - note 4)		(Restated - note 4)
Revenue		$222,701	$176,709	$635,591	$535,131
Production costs	5	(64,851)	(66,497)	(202,828)	(220,032)
Royalty expense		(6,600)	(5,120)	(18,835)	(15,196)
Depletion and depreciation		(35,968)	(31,686)	(96,400)	(103,034)
Earnings from mine operations		115,282	73,406	317,528	196,869
Expenses
General and administrative	6	(6,021)	(6,980)	(22,249)	(18,807)
Transaction costs		—	—	—	(397)
Exploration and evaluation		(20,341)	(16,737)	(52,807)	(36,369)
Care and maintenance		(416)	(3,290)	(1,455)	(6,199)
Earnings from operations		88,504	46,399	241,017	135,097
Other (loss) income, net	7	(5,759)	21,252	3,895	21,966
Finance items			.
Finance income	8	914	403	2,575	1,596
Finance costs	8	(682)	(2,319)	(2,513)	(8,668)
Earnings before income taxes		82,977	65,735	244,974	149,991
Current income tax expense		(8,001)	(11,976)	(23,673)	(31,358)
Deferred tax expense		(19,091)	(8,292)	(53,893)	(19,437)
Earnings from continuing operations		55,885	45,467	167,408	99,196
Loss from discontinued operations	4	—	(1,725)	—	(7,750)
Net earnings		$55,885	$43,742	$167,408	$91,446
Other comprehensive income
Items that have been or may be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax		—	71,113	—	70,769
Exchange differences on translation of foreign operations		(5,704)	30,052	(67,269)	79,011
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of tax	11	(13,529)	—	(9,897)	—
Total other comprehensive income		(19,233)	101,165	(77,166)	149,780
Comprehensive income		$36,652	$144,907	$90,242	$241,226

Basic earnings per share from continuing operations	15(b(iii))	$0.27	$0.22	$0.79	$0.48
Diluted earnings per share from continuing operations	15(b(iii))	$0.26	$0.21	$0.79	$0.47
Basic loss per share from discontinued operations	15(b(iii))	$—	($0.01)	$—	($0.04)
Diluted loss per share from discontinued operations	15(b(iii))	$—	($0.01)	$—	($0.03)
Total basic earnings per share	15(b(iii))	$0.27	$0.21	$0.79	$0.44
Total diluted earnings per share	15(b(iii))	$0.26	$0.20	$0.79	$0.44

Weighted average number of common shares outstanding (in 000's)
Basic	15(b(iii))	210,786	208,149	211,009	207,334
Diluted	15(b(iii))	212,702	214,510	212,968	209,100
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2018 and 2017
(unaudited - stated in thousands of United States Dollars)

		Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	Note	September 30, 2018	September 30, 2017	September 30, 2018	September 30, 2017
			(Restated - note 4)		(Restated - note 4)
Operating activities
Earnings from continuing operations		$55,885	$45,467	$167,408	$99,196
Depletion and depreciation		35,968	31,686	96,400	103,034
Share based payment expense	15(b(ii))	524	1,068	4,148	3,603
Other loss (income), net		5,759	(21,252)	(3,895)	(21,966)
Finance items, net		(232)	1,916	(62)	7,072
Income tax expense		27,092	20,268	77,566	50,795
Income tax paid		(809)	(2,813)	(9,230)	(13,405)
Cash reclamation expenditures		(589)	(5,508)	(4,812)	(8,664)
Change in non-cash operating working capital	16	4,785	1,528	11,409	(1,960)
Net cash provided by operating activities of continuing operation		128,383	72,360	338,932	217,705
Net cash used in operating activities of discontinued operations		—	(5,532)	—	(13,279)
Investing activities
Additions to mining interests	13	(39,188)	(24,435)	(102,808)	(67,424)
Additions to plant and equipment	13	(32,728)	(10,863)	(59,892)	(23,470)
Additions to other long-term assets		(4,274)	—	(13,178)	—
Investments in public and private entities	11	(48,083)	(61,757)	(64,203)	(74,330)
Proceeds on dispositions of assets		450	136	1,752	917
Transfer to restricted cash, net		(486)	—	(486)	—
Loan disbursement	11	(6,000)	—	(6,000)	—
Net cash used in investing activities of continuing operations		(130,309)	(96,919)	(244,815)	(164,307)
Net cash provided by investing activities of discontinued operations		—	—	—	399
Financing activities
Net proceeds from exercise of stock options		17	2,921	2,103	14,780
Interest received, net of interest received / (paid)		626	(889)	1,370	(3,279)
Payment of finance lease obligations		(3,987)	(4,864)	(19,458)	(10,392)
Buy back of shares		(29,772)	(31,264)	(30,811)	(39,470)
Redemption / Buy back of convertible debentures		—	—	—	(43,779)
Payment of dividends	15(a)	(4,811)	(1,623)	(11,502)	(1,623)
Net cash used in financing activities of continuing operations		(37,927)	(35,719)	(58,298)	(83,763)
Net cash used in financing activities of discontinued operations		—	(60)	—	(120)
Impact of foreign exchange on cash balances of continuing operations		(1,463)	8,958	(10,210)	18,883
Impact of foreign exchange on cash balances of discontinued operations		—	9	—	61
Change in cash of continuing operations during the period		(41,316)	(51,320)	25,609	(11,482)
Change in cash of discontinued operations during the period		—	(5,583)	—	(12,939)
Change in cash		(41,316)	(56,903)	25,609	(24,421)
Cash, beginning of period		298,521	267,380	231,596	234,898
Cash, end of period		$257,205	$210,477	$257,205	$210,477
Supplemental cash flow information – Note 16
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
(unaudited - stated in thousands of United States Dollars, except share information)

		Share capital		Equity portion of convertible debentures	Reserves	Accumulated other comprehensive income (loss)		(Accumulated Deficit)/ Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount		Share based payments and other reserves	Foreign currency translation	Investment revaluation
December 31, 2016		203,032	$900,389	$15,674	$49,996	($71,924)	$340	$11,439	$905,914
Exercise of share options, including transfer from reserves		6,915	$39,164	$—	($24,384)	$—	$—	$—	$14,780
Share issuance		1,500	10,686	—	—	—	—	—	10,686
Share based payments expense		—	—	—	1,554	—	—	—	1,554
Foreign currency translation		—	—	—	—	79,011	—	—	79,011
Dividends declared		—	—	—	—	—	—	(3,281)	(3,281)
Share repurchases		(3,890)	(39,470)	—	—	—	—	—	(39,470)
Unrealized gain on investments in equity securities, net of tax		—	—	—	—	—	70,769	—	70,769
Net earnings		—	$—	$—	$—	$—	$—	$91,446	$91,446
September 30, 2017		207,557	$910,769	$15,674	$27,166	$7,087	$71,109	$99,604	$1,131,409
December 31, 2017		210,945	$951,184	$—	$33,122	$8,974	$27,104	$137,212	$1,157,596
Exercise of share options, including transfer from reserves		353	$2,560	$—	($457)	$—	$—	$—	$2,103
Share based payments expense	15(b(ii))	—	—	—	2,587	—	—	—	2,587
Foreign currency translation		—	—	—	—	(67,269)	—	—	(67,269)
Change in fair value of investments in equity securities, net of tax		—	—	—	—	—	(9,897)	—	(9,897)
Dividends declared		—	—	—	—	—	—	(13,060)	(13,060)
Share repurchases		(1,640)	(30,811)	—	—	—	—	—	(30,811)
Net earnings		—	$—	$—	$—	$—	$—	$167,408	$167,408
September 30, 2018		209,658	$922,933	$—	$35,252	($58,295)	$17,207	$291,560	$1,208,657

The accompanying notes are an integral part of the consolidated financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, “Kirkland Lake Gold”, or the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”), and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 3120, Toronto, Ontario, Canada, M5J 2J1.

The Company is a mid-tier gold producer with four wholly-owned operating mines, two wholly-owned mines currently on care and maintenance and several exploration properties in Canada and Australia.
2. BASIS OF PREPARATION
Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2017, except as noted below under changes in accounting policies. The Interim Financial Statements do not contain all the disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2017 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on October 30, 2018.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments, as set out in the accounting policies in note 3 of the 2017 annual consolidated financial statements.

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2017.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

Adoption of new accounting standards

The Company has adopted the following amendments to accounting standards, effective January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

IFRS 2, Share based Payment

IFRS 2 Share-based Payment clarifies the effects of vesting conditions on cash-settled share-based payment transactions, the classification of share-based payment transactions with net settlement features for withholding tax obligations and modification to the terms and conditions of a share-based payment that changes the transaction from cash-settled to equity settled. Based on the Company's assessment, IFRS 2 did not have a significant impact on adoption.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

IFRS 9, Financial Instruments

The Company adopted IFRS 9 Financial Instruments ("IFRS 9"), which replaced IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"). The Company elected to use the exemption to not restate comparative information for prior periods. IFRS 9 provides a revised model for classification and measurement of financial assets, including a new expected credit loss ("ECL") impairment model. The revised model for classifying financial assets results in classification according to their contractual cash flow characteristics and the business models under which they are held. IFRS 9 introduces a reformed approach to hedge accounting. IFRS 9 also largely retains the existing requirements in IAS 39 for the classification of financial liabilities.

The Company adopted IFRS 9 on January 1, 2018. As a result of the adoption of IFRS 9, the Company has changed its accounting policy with respect to financial instruments. Under IFRS 9, the Company’s financial assets are accounted for as follows when compared to the Company’s previous policy in accordance with IAS 39:

Financial Asset	Classification and Measurement Under IAS 39	Classification and Measurement Under IFRS 9
Cash, Restricted cash	Fair value through profit or loss (“FVPL”)	Amortized cost
Accounts receivable and other assets	Loans and receivables - Amortized cost	Amortized cost
Other long-term assets - investments in equity securities	Available for sale - Fair value through other comprehensive income (“FVOCI”)	FVOCI
Other long-term assets - warrant investments	FVPL	FVPL

Under IFRS 9, the Company’s investments in equity securities are designated as financial assets at FVOCI. Fair value gains and losses on investments in equity securities are recognized in other comprehensive income with no reclassification to the consolidated statements of earnings. Therefore, the IFRS 9 impairment model does not apply to investments in equity instruments. The impairment model applies to financial assets measured at amortized cost.

The changes in accounting policy did not result in a change in carrying value for any financial instruments on the transition date. The adoption of IFRS 9 did not have a significant effect on the Company’s accounting policies related to financial liabilities.

Upon initial date of application of IFRS 9, there was no impact to the Company's consolidated financial statements.

As a result of the adoption of IFRS 9, the Company’s accounting policy for financial instruments has been updated as follows:

Financial instruments

a)Financial instrument classification and measurement

Financial instruments are measured on initial recognition at fair value, plus, in the case of financial instruments other than those classified as FVPL, directly attributable transaction costs. Measurement of financial assets in subsequent periods depends on whether the financial instrument has been classified as FVPL, FVOCI, or amortized cost.

Measurement of financial liabilities subsequent to their initial recognition depends on whether they are classified as FVPL or amortized cost.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Financial assets and financial liabilities at FVPL are measured at fair value with changes in fair values recognized in the consolidated statements of operations. Financial assets designated as FVOCI are measured at fair value on the trade date with directly attributable transaction costs included in the recorded amount. Financial assets classified as amortized cost are measured subsequent to initial recognition at amortized cost using the effective interest method. Financial liabilities, other than financial liabilities classified as FVPL, are measured in subsequent periods at amortized cost using the effective interest method.

Cash and restricted cash are classified as amortized cost. Trade receivables and certain other assets are classified as and measured at amortized cost. Investments in equity securities, where the Company cannot exert significant influence, are designated as financial assets at FVOCI and are measured at fair value. Accounts payable and accrued liabilities are classified as and measured at amortized cost. Warrant investment derivatives are classified as FVPL.

IFRS 15, Revenue from Contracts with Customers

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces IAS 18 Revenue, IAS 11 Construction Contracts, and some revenue-related interpretations. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized.

The Company adopted IFRS 15 on January 1, 2018 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis. The Company has reviewed its sales contracts with customers using the five-step analysis under IFRS 15 and determined there to be no impact on the amounts and timing of revenue recognized. Therefore, no adjustment to opening retained earnings was required on transition to IFRS 15. The Company manages and reviews its operations by geographical location and managerial structure. For detailed information about reportable segments and disaggregated revenue, see note 17. All segments principally generate revenue from metal sales.

The Company has updated its accounting policy for revenue recognition to be in accordance with IFRS 15 as detailed below.

Revenue

Revenue includes sales of gold doré, which is generally physically delivered to customers in the period in which it is produced, with the sales price based on prevailing spot market gold prices. The Company recognizes revenue when it transfers control of the gold doré to a customer. Generally, transfer of control occurs when the goods have been delivered to the customer. Payment is received on the date of or within a few days of the transfer of control.

IFRIC 22 Foreign Currency Transactions and Advance Consideration

In December 2016, the IASB issued IFRIC Interpretation 22 "Foreign Currency Transactions and Advance Consideration" ("IFRIC 22"). IFRIC 22 clarifies which date should be used for translation when a foreign currency transaction involves an advance payment or receipt.

IFRIC 22 is applicable for annual periods beginning on or after January 1, 2018. The Company adopted IFRIC 22 on January 1, 2018. The Company completed its analysis of the impact of the adoption of IFRIC 22 on the Company's condensed consolidated interim financial statements with no significant impact noted.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Accounting standards issued but not yet adopted

IFRS 16, Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”) which replaced the existing lease accounting guidance. IFRS 16 requires lessees to recognize assets and liabilities for most leases on its balance sheet, as well as corresponding depreciation and interest expense. The Company will adopt IFRS 16 for the annual period beginning January 1, 2019 using the modified retrospective approach. Under the modified retrospective approach, the Company recognizes transition adjustments, if any, in retained earnings on the date of initial application, without restating the financial statements on a retrospective basis.

The Company expects IFRS 16 will result in the recognition of additional assets and liabilities on its consolidated balance sheet, and a corresponding increase in depreciation expense for lease assets and interest expense for lease liabilities, replacing the operating expense that was previously recorded on payments made under these agreements. The Company also expects cash flow from operating activities to increase under IFRS 16 as lease payments for most leases will be recorded as financing outflows in its consolidated statement of cash flows.

The extent of the impact of adopting the standard has not yet been determined. However, the Company is in the process of making an assessment of the impact of the new standard on its existing systems and processes. The Company has developed an implementation plan and continues to compile its existing leases and review the respective agreements under the requirements of IFRS 16. The Company will report more detailed information including the quantitative impact in its 2018 annual consolidated financial statements as the effective date approaches.

IFRIC 23, Uncertainty over Income Tax Treatments

On June 7, 2017, the IASB issued IFRIC Interpretation 23, Uncertainty over Income Tax Treatments. The Interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The Interpretation is applicable for annual periods beginning on or after January 1, 2019. Earlier application is permitted. The Company intends to adopt the interpretation in its financial statements for the annual period beginning on January 1, 2019. The Company is currently in the process of assessing the impact that the new interpretation will have on its consolidated financial statements.

4. DISPOSITION OF STAWELL MINE

In December 2017, the Company completed the sale of Stawell Gold Mines Pty Ltd, which owned the Stawell Gold Mine ("Stawell Mine") located in the State of Victoria, Australia. The Stawell Mine was previously one of the Company's operating segments. On closing in 2017, the Company received $6,250 in cash consideration and retained a 2.5% net smelter return ("NSR") on the Stawell Mine. There is a performance bond held with an Australian bank of $4,235 that guarantees the rehabilitation obligation. If the bond is subsequently drawn, the purchaser will be obligated to reimburse the Company as a requirement under the sale agreement. The performance bond will remain in place for the earlier of three years or the start of production at the Stawell Mine. The disposition of Stawell Mine is accounted for as a discontinued operation in the comparative prior period. Losses and cash flows from discontinued operations are presented separately for comparative periods. As the operations and cash flows can be clearly distinguished from the rest of the Company, the components of the net loss have been presented separately as discontinued operations.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

5. PRODUCTION COSTS
Production costs includes the following:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Operating costs	$64,789	$66,441	$202,602	$219,679
Share based payment expense (note 15(b(ii)))	62	56	226	353
Production costs	$64,851	$66,497	$202,828	$220,032

6. GENERAL AND ADMINISTRATIVE
General and administrative expenses include the following:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
General and administrative - other	$5,559	$5,585	$18,327	$14,096
Severance payments	—	383	—	1,461
Share based payment expense (note 15(b(ii)))	462	1,012	3,922	3,250
General and administrative	$6,021	$6,980	$22,249	$18,807

7. OTHER INCOME, NET
Other income, net include the following:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Gain (loss) on disposal of non core mining interests and plant and equipment	$9	($338)	($412)	($152)
Change in fair value of warrant investments	(6,382)	19,492	(7,347)	19,660
Recognition of deferred premium on flow through shares	—	1,527	—	2,674
Unrealized and realized foreign exchange gain, net	639	396	11,039	301
Other income (loss)	(25)	175	615	(517)
Other income (loss), net	($5,759)	$21,252	$3,895	$21,966

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

8. FINANCE ITEMS

Finance income and expense includes the following:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Interest income on bank deposits	$914	$403	$2,575	$1,596
Finance income	$914	$403	$2,575	$1,596

Unwinding of discount on convertible debentures	$—	$1,647	$—	$6,921
Interest on finance leases	288	273	1,205	746
Finance fees and bank charges	129	110	457	170
Unwinding of discount on rehabilitation provision	265	289	851	831
Finance expense	$682	$2,319	$2,513	$8,668

9. ACCOUNTS RECEIVABLE

As at	September 30, 2018	December 31, 2017
Trade receivables	$228	$4,246
Sales tax and other statutory receivables	14,753	10,379
Other receivables	7,018	1,043
	$21,999	$15,668

The fair value of receivables approximates their carrying value. None of the amounts included in receivables at September 30, 2018 or December 31, 2017 are past due.

Trade receivables represent the value of gold doré sold as at quarter end for which the funds are not yet received; gold sales are generally settled within 1-2 weeks after delivery to a refinery. There is no allowance for doubtful accounts.

Other receivables include a senior secured loan of $6,000 made to Artisan Vehicles Systems, Inc. and its wholly-owned subsidiary (collectively “Artisan”) in July 2018 (see note 11).

10. INVENTORIES

As at	September 30, 2018	December 31, 2017
Gold doré	$2,155	$1,515
Gold in circuit	9,464	12,814
Ore stockpiles	3,304	6,538
Supplies and consumables	21,991	20,565
	$36,914	$41,432

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. OTHER LONG-TERM ASSETS

As at	September 30, 2018	December 31, 2017
Investments in equity securities	$149,763	$100,109
Warrant investments	4,893	12,754
NSR royalty from Stawell Mine	751	1,138
Deposits and other	17,295	4,479
	$172,702	$118,480

Deposits and other includes prepaid expenses used for other long-term assets.

Investments in equity securities

Changes in the investments in equity securities for the nine months ended September 30, 2018 and year ended December 31, 2017 are as follows:

	Nine months ended September 30, 2018	Year ended December 31, 2017
Balance, beginning of period	$100,109	$5,885
Acquisition of investments	64,202	69,171
Disposition of investments	(525)	(5,772)
Unrealized and realized gain (loss)	(10,965)	30,249
Foreign currency translation	(3,058)	576
Investments in equity securities, end of period	$149,763	$100,109

In September 2018, Bonterra Resources Inc. (“Bonterra”) completed a plan of arrangement with Metanor Resources Inc. (“Metanor”), pursuant to which Bonterra acquired all of the issued and outstanding common shares of Metanor (the “Bonterra Arrangement”) on the basis of 1.6039 Bonterra shares for each Metanor share held (the “Exchange Ratio”). Prior to the completion of the Bonterra Arrangement, the Company held common shares of Bonterra and common shares and share purchase warrants of Metanor. Following the completion of the Bonterra Arrangement, the Company now holds in aggregate 37,540,290 common shares of Bonterra and 6,136,072 share purchase warrants to acquire an additional 9,841,646 common shares of Bonterra based on the Exchange Ratio of 1.6039.

On August 10, 2018, the Company acquired an 8.58% interest (17,921,750 common shares) in the shares of Osisko Mining Inc. ("Osisko") at a purchase price of C$2.08 per share and transaction costs, totaling C$37,456 (US$28,564). On September 17, 2018, the Company acquired an additional 5% interest (14,705,882 common shares) in the shares of Osisko at a purchase price of C$1.70 per share totaling C$25,000 (US$19,203). The investment has been classified as FVOCI in accordance with IFRS 9.

On July 12, 2018, the Company entered into a non-interest bearing senior secured loan agreement (the “Loan Agreement”) with Artisan. Pursuant to the Loan Agreement, the Company provided Artisan with a short term loan in the amount of $6,000 which is secured against all of the assets and common shares of Artisan. The principal amount must be repaid to the Company upon the earlier of: (i) an event of default; (ii) January 30, 2019; or (iii) the close of business on the date Artisan completes an equity financing for aggregate proceeds of no less than $15,000. In addition the Company entered into a shareholder’s agreement with Artisan and was granted a 9.9% equity interest in Artisan. The equity interest has been classified as FVOCI in accordance under IFRS 9. This loan is recorded as an other receivable in note 9 and the value of the equity interest was determined to be nominal.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

On May 29, 2018, the Company acquired an additional 4,000,000 common shares of Novo Resources Corp. at a purchase price of C$5.00 per share and transaction costs totaling C$20,900 (US$16,120).

The fair market value of the investments and warrants held as at September 30, 2018 and December 31, 2017 are as follows:

Investments in equity securities	Shares	Fair market value as at December 31, 2017	Purchase/(sales)	Unrealized and realized gain/(loss)	Foreign currency translation	Fair market value as at September 30, 2018
Bonterra Resources Inc.	37,540,290	$15,137		($4,815)	($462)	$9,860
Osisko Mining Inc.	32,627,632	—	47,767	10,879	585	59,231
Novo Resources Corp.	29,830,268	76,141	16,120	(15,051)	(3,009)	74,201
Other		8,831	(210)	(1,978)	(172)	6,471
Total		$100,109	$63,677	($10,965)	($3,058)	$149,763

Warrant investments	Shares	Valuation technique	Fair market value as at December 31, 2017	Unrealized and realized gain/(loss)	Foreign currency translation	Fair market value as at September 30, 2018
Bonterra Resources Inc.	9,841,646	Black Scholes	$938	($768)	($19)	$151
Novo Resources Corp.	14,000,000	Barrier Option Pricing	10,624	(5,846)	(452)	4,326
Other	33,333,333	Black Scholes	1,192	(733)	(43)	416
Total			$12,754	($7,347)	($514)	$4,893

The inputs used to value the warrant investments as of September 30, 2018 are as follows:

Input	De Grey Mining Ltd.	Bonterra Resources Inc. first tranche	Bonterra Resources Inc. second tranche	Novo Resources Corp.
Closing share price	$0.14	$0.34	$0.34	$3.22
Exercise price	$0.19	$0.56	$0.56	$6.00
Expected life of the warrants (years)	1.17	0.56	1.22	1.94
Volatility	49.42%	64.35%	59.99%	54.62%
Risk-free rate	2.21%	2.21%	2.21%	2.21%
Barrier	—	—	—	12
Rebate	—	—	—	6

12. RESTRICTED CASH

During the nine months ended September 30, 2018, the Company continues to account for cash balance of $20,320 as restricted cash which is held as collateral for various letters of credit issued in connection with the Company's reclamation bonding obligations in Australia.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

13. MINING INTERESTS AND PLANT AND EQUIPMENT

Nine months ended September 30, 2018	Depletable	Non depletable	Total mining Interest	Plant and equipment	Total
Cost
At January 1, 2018	$864,385	$116,285	$980,670	$375,571	$1,356,241
Additions, including transfer from construction in progress	118,042	191	118,233	52,989	171,222
Construction in progress, net of transfers to plant and equipment	—	—	—	21,963	21,963
Change in environmental closure assets	27	—	27	—	27
Disposals	—	—	—	(9,767)	(9,767)
Foreign currency translation	(52,918)	(6,827)	(59,745)	(18,490)	(78,235)
Cost at September 30, 2018	$929,536	$109,649	$1,039,185	$422,266	$1,461,451
Accumulated depreciation and depletion
At January 1, 2018	$213,440	$—	$213,440	$93,492	$306,932
Depreciation	240	—	240	34,937	35,177
Depletion	60,777	—	60,777	—	60,777
Disposals	—	—	—	(8,128)	(8,128)
Foreign currency translation	(11,115)	—	(11,115)	(3,204)	(14,319)
Accumulated depreciation and depletion at September 30, 2018	$263,342	$—	$263,342	$117,097	$380,439
Carrying value at September 30, 2018	$666,194	$109,649	$775,843	$305,169	$1,081,012

Year ended December 31, 2017	Depletable	Non depletable	Total mining Interest	Plant and equipment	Total
Cost
Cost at January 1, 2017	$692,430	$135,834	$828,264	$298,925	$1,127,189
Additions, including transfer from construction in progress	95,643	212	95,855	69,755	165,610
Construction in progress, net of transfers to plant and equipment	—	—	—	1,405	1,405
Fair value of shares issued for IBA, amortized over life of mine	10,686	—	10,686	—	10,686
Change in environmental closure assets	8,109	30	8,139	—	8,139
Disposals	(208)	(30,199)	(30,407)	(18,196)	(48,603)
Foreign currency translation	57,725	10,408	68,133	23,682	91,815
Cost at December 31, 2017	$864,385	$116,285	$980,670	$375,571	$1,356,241
Accumulated depreciation and depletion
Cost at January 1, 2017	$95,410	$—	$95,410	$55,735	$151,145
Depreciation	140	—	140	42,201	42,341
Depletion	108,403	—	108,403	—	108,403
Disposals	(338)	—	(338)	(9,861)	(10,199)
Foreign currency translation	9,825	—	9,825	5,417	15,242
Accumulated depreciation and depletion at December 31, 2017	$213,440	$—	$213,440	$93,492	$306,932
Carrying value at December 31, 2017	$650,945	$116,285	$767,230	$282,079	$1,049,309
Mining interests
Depletable mining interests at September 30, 2018 of $666,194 (December 31, 2017 - $650,945) includes the net book value of the assets for the producing mines in Canada (Macassa Mine and Holt Complex) for $328,554 (December 31, 2017 - $303,210), and Australia (producing Fosterville mine and non-producing Cosmo mine) for $337,640 (December 31, 2017 - $347,735).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Non-depletable mining interests at September 30, 2018 of $109,649 (December 31, 2017 - $116,285) includes $44,915 (December 31, 2017 - $46,245) for the carrying value of previously acquired interest in exploration properties around the Company’s Macassa Mine in Canada, with the change in value related primarily to the impact of foreign exchange; and $64,734 (December 31, 2017 - $70,234) for the carrying value of various acquired exploration properties in Australia.
Plant and Equipment
Plant and equipment at September 30, 2018, includes $21,963 (December 31, 2017 - $1,405) of construction in progress. Plant and equipment also includes costs of $49,329 (December 31, 2017 - $72,307) and accumulated depreciation of $14,931 (December 31, 2017 - $17,883), related to capital equipment and vehicles under finance leases.

14. SHARE BASED LIABILITIES

The Company has a deferred share unit plan ("DSU Plan") for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director. The Company assumed phantom share units that were previously granted to Australian employees of Newmarket Gold Inc. after the plan of Arrangement that closed on November 30, 2016. Each phantom share unit entitles the holder to a cash payment on exercise based on market value of the Company's shares on the date of exercise less the strike price of the phantom share unit.

Changes in the number of deferred share units ("DSUs") and phantom share units outstanding are as follows:

	Nine months ended September 30, 2018		Year ended December 31, 2017
	DSUs	Phantom share units	DSUs	Phantom share units
Balance, beginning of year	131,006	95,000	40,356	185,037
Granted	38,009	—	103,600	—
Redeemed	—	(35,625)	(12,950)	(90,037)
Cancelled	—	(23,750)	—	—
Balance, end of period	169,015	35,625	131,006	95,000

Changes in the share based liabilities during the nine months ended September 30, 2018 and year ended December 31, 2017 are as follows:

	Nine months ended September 30, 2018	Year ended December 31, 2017
Share based payment liability, beginning of year	$2,116	$436
Share based payment expense	1,561	2,222
Redeemed DSUs and phantom share units (cash payments)	(441)	(605)
Foreign currency translation	72	63
Total share based payment liability	$3,308	$2,116
Current portion of share based liability	$3,308	$1,898
Long-term share based liability	$—	$218

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

15. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)	SHARE CAPITAL

As at September 30, 2018, the Company had 209,658,062 common shares outstanding (December 31, 2017 - 210,944,884).

During the three and nine months ended September 30, 2018, the Company issued an aggregate of 4,630 and 353,178 common shares, respectively, upon the exercise of the same number of stock options.

During the three months ended September 30, 2018, the Company purchased 1,570,600 shares for $29,772 (C$38,912) pursuant to the Normal Course Issuer Bid ("NCIB"), which was renewed on the TSX on May 22, 2018. During the three months ended June 30, 2018, the Company purchased 69,400 shares for $1,039 (C$1,342) pursuant to the prior NCIB.

On September 17, 2018, the Company declared a quarterly dividend of C$0.03 per common share that was paid on October 12, 2018. The Company accrued $4,812 (C$6,290) as at September 30, 2018 related to the declared dividend with the corresponding reduction in retained earnings. The Company paid $4,811 (C$6,337) and $11,502 (C$14,780) in dividends during the respective three and nine months ended September 30, 2018.

During the three and nine months ended September 30, 2017, the Company paid a quarterly dividend of C$0.01 per common share in the amount of $1,623 (C$2,107).

(b)	RESERVES

(i)	Share based compensation plans

The Company has the following outstanding equity based awards:

Stock options

During the three and nine months ended September 30, 2018 and 2017, the Company did not grant any stock options.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in stock options during the nine months ended September 30, 2018 and 2017 were as follows:

	Nine months ended September 30, 2018		Nine months ended September 30, 2017
	Number of	Weighted average	Number of	Weighted average
	options	exercise price (C$)	options	exercise price (C$)
Stock options outstanding, beginning of year	1,499,315	$5.80	7,514,307	$4.60
Exercised	(353,178)	7.55	(5,315,919)	3.70
Expired	(49,724)	10.97	(235,269)	17.82
Forfeited	—	—	(40,001)	4.75
Stock options outstanding, end of period	1,096,413	$4.99	1,923,118	$5.49
Stock options exercisable, end of period	1,096,413	$4.99	1,752,642	$6.67

The weighted average share price at the date of exercise for stock options exercised during the three and nine months ended September 30, 2018 was C$27.15 and C$20.38 per share, respectively (three and nine months ended September 30, 2017 – C$14.72 and C$10.66, respectively).

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.
Stock Options Exercised
The following table outlines share options exercised during the nine months ended September 30, 2018:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $15.11	266,499	January 1, 2018 - March 31, 2018	$19.57
$3.42 - $6.82	82,049	April 1, 2018 - June 30, 2018	$22.64
$3.42 - $6.82	4,630	July 1, 2018 - September 30, 2018	$27.15
The following table outlines share options exercised during the nine months ended September 30, 2017:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$1.11 - $7.81	1,804,842	January 1, 2017 - March 31, 2017	$9.87
$0.86 - $7.81	2,791,059	April 1, 2017 - June 30, 2017	$10.13
$2.11 - $7.81	720,018	July 1, 2017 - September 30, 2017	$14.72
Other equity based instruments
The Company has a long-term incentive plan ("LTIP") that provides for restricted share units ("RSUs") and performance share units ("PSUs") (collectively, “Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares, cash, or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants. As the Company does not intend to cash-settle awards under the LTIP plans, they are accounted for as equity awards.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The value of an RSU and PSU at the grant date is equal to the weighted average share price for five days prior to the date of grant. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.

Movements in the number of the PSUs and RSUs for the nine months ended September 30, 2018 and September 30, 2017 are as follows:

	Nine months ended September 30, 2018		Nine months ended September 30, 2017
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of period	342,206	364,263	1,707,571	108,589
Granted	189,974	189,974	309,637	326,694
Cancelled	(31,910)	(31,910)	(61,041)	(66,041)
Redeemed	—	—	(1,602,086)	(4,979)
Balance, end of period	500,270	522,327	354,081	364,263

(ii)	Share based payment expense

The cost of share based payments is allocated to production costs (options granted to employees involved in the commercial operations at the mines and mill) and general and administrative costs (options granted to directors and corporate employees).

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
RSU and PSU share based payment expense	$778	$168	$2,566	$1,411
RSU and PSU cash payments	—	—	—	65
Stock options share based payment expense	3	10	21	78
Equity based instruments share based payment expense	$781	$178	$2,587	$1,554
Cash settled instruments share based payment expense (note 14)	($257)	$890	$1,561	$2,049
Total share based payment expense	$524	$1,068	$4,148	$3,603
The allocation of share based payment expense on the consolidated statement of operations and comprehensive income during the three and nine months ended September 30, 2018 and 2017 is as follows:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
General and administrative	$462	$1,012	$3,922	$3,250
Production costs	62	56	226	353
Total share based payment expense	$524	$1,068	$4,148	$3,603

(iii)	Basic and diluted income per share
Basic and diluted income per share for the three and nine months ended September 30, 2018 and 2017 is calculated as shown in the table below. The diluted income per share for the three and nine months ended September 30, 2018 and 2017 includes the impact of certain outstanding options, PSUs, and RSUs.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Earnings from continuing operations	$55,885	$45,467	$167,408	$99,196
Loss from discontinued operations	—	(1,725)	—	(7,750)
Net earnings	$55,885	$43,742	$167,408	$91,446
Weighted average basic number of common shares outstanding (in '000s)	210,786	208,149	211,009	207,334
Basic earnings per share from continuing operations	$0.27	$0.22	$0.79	$0.48
Basic loss per share from discontinued operations	$—	($0.01)	$—	($0.04)
Basic earnings per share	$0.27	$0.21	$0.79	$0.44
Weighted average diluted number of common shares outstanding (in '000s)	212,702	214,510	212,968	209,100
Diluted earnings per share from continuing operations	$0.26	$0.21	$0.79	$0.47
Diluted loss per share from discontinued operations	$—	($0.01)	$—	($0.03)
Diluted earnings per share	$0.26	$0.20	$0.79	$0.44

Weighted average diluted number of common shares for the three and nine months ended September 30, 2018 and 2017 is calculated as follows:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Weighted average basic number of common shares outstanding (in '000s)	210,786	208,149	211,009	207,334
In the money shares - share options (in '000s)	893	1,114	936	1,048
In the money shares - RSUs and PSUs (in '000s)	1,023	718	1,023	718
In the money shares - convertible debentures (in '000s)	—	4,529	—	—
Weighted average diluted number of common shares outstanding (in '000s)	212,702	214,510	212,968	209,100

The following items were excluded from the computation of weighted average shares outstanding for the three and nine months ended September 30, 2018 and 2017 as their effect would be anti-dilutive:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Convertible debentures (in '000s)	—	—	—	5,036

16. SUPPLEMENTAL CASH FLOW INFORMATION

As at September 30, 2018, the Company’s cash balance of $257,205 (December 31, 2017 – $231,596) was at major Canadian and Australian banks in deposit accounts.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Supplemental information to the statements of cash flows is as follows:

	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Change in non-cash working capital
Decrease (increase) in accounts receivable	($8,042)	$263	($2,209)	$395
Decrease in inventory	(4,482)	3,135	(2,619)	4,573
(Increase) in prepaid expenses and current assets	(3,830)	(2,992)	(1,204)	(3,448)
Increase (decrease) in accounts payable and accrued liabilities	21,139	1,122	17,441	(3,480)
	$4,785	$1,528	$11,409	($1,960)

Investing and financing non-cash transactions
Plant and equipment acquired through finance lease	$—	$10,477	$8,588	$15,734

17. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses, or assets that exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information below is reported at and for the three and nine months ended September 30, 2018 and 2017 and is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended September 30, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$65,186	$40,799	$116,716	$—	$—	$222,701
Production costs	(23,772)	(22,867)	(18,212)	—	—	($64,851)
Royalty expense	(1,743)	(2,503)	(2,354)	—	—	($6,600)
Depletion and depreciation	(10,573)	(6,881)	(18,360)	(153)	(1)	($35,968)
Earnings (loss) from mine operations	$29,098	$8,548	$77,790	($153)	($1)	$115,282
Expenses
General and administrative	—	—	—	—	(6,021)	($6,021)
Exploration and evaluation	(1,061)	(1,357)	(6,985)	(10,938)	—	($20,341)
Care and maintenance	—	(366)	—	(50)	—	($416)
Earnings (loss) from operations	$28,037	$6,825	$70,805	($11,141)	($6,022)	$88,504
Other income						($5,759)
Finance items
Finance income						$914
Finance costs						($682)
Earnings before taxes						$82,977

Total expenditures:
Mining interest	$21,322	$7,036	$15,357	$6,086	$—	$49,801
Plant and equipment	21,666	3,777	12,257	1,499	—	39,199
Total capital expenditures	$42,988	$10,813	$27,614	$7,585	$—	$89,000

Total assets	$502,775	$192,369	$427,346	$125,342	$351,863	$1,599,695
Total liabilities	$153,843	$48,893	$141,374	$36,791	$10,137	$391,038

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the nine months ended September 30, 2018
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$218,911	$119,376	$297,304	$—	$—	$635,591
Production costs	(76,520)	(67,107)	(59,201)	—	—	($202,828)
Royalty expense	(5,926)	(6,946)	(5,963)	—	—	($18,835)
Depletion and depreciation	(32,768)	(18,844)	(44,359)	(428)	(1)	($96,400)
Earnings (loss) from mine operations	$103,697	$26,479	$187,781	($428)	($1)	$317,528
Expenses
General and administrative	—	—	—	—	(22,249)	($22,249)
Exploration and evaluation	(3,160)	(4,871)	(18,637)	(26,139)	—	($52,807)
Care and maintenance		(1,183)	—	(272)	—	($1,455)
Earnings (loss) from operations	$100,537	$20,425	$169,144	($26,839)	($22,250)	$241,017
Other income						$3,895
Finance items
Finance income						$2,575
Finance costs						($2,513)
Earnings before taxes						$244,974

Total expenditures:
Mining interest	$45,790	$19,702	$35,043	$12,886	$—	$113,421
Plant and equipment	25,725	9,390	37,772	2,065	—	74,952
Total capital expenditures	$71,515	$29,092	$72,815	$14,951	$—	$188,373

Total assets	$502,775	$192,369	$427,346	$125,342	$351,863	$1,599,695
Total liabilities	$153,843	$48,893	$141,374	$36,791	$10,137	$391,038

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the three months ended September 30, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$57,028	$35,603	$80,769	$3,309	$—	$176,709
Production costs	(23,225)	(18,868)	(18,583)	(5,821)	—	($66,497)
Royalty expense	(1,179)	(2,357)	(1,584)	—	—	($5,120)
Depletion and depreciation	(8,581)	(5,621)	(16,164)	(1,320)	—	($31,686)
Earnings (loss) from mine operations	$24,043	$8,757	$44,438	($3,832)	$—	$73,406
Expenses
General and administrative	—	—	—	—	(6,980)	($6,980)
Exploration and evaluation	(3,107)	(3,214)	(7,181)	(3,235)	—	($16,737)
Care and maintenance	—	(284)	—	(3,006)	—	($3,290)
Earnings (loss) from operations	$20,936	$5,259	$37,257	($10,073)	($6,980)	$46,399
Other income (loss)						$21,252
Finance items
Finance income						$403
Finance costs						($2,319)
Earnings before taxes						$65,735

Total expenditures:
Mining interest	$10,484	$5,412	$7,651	$888	$—	$24,435
Plant and equipment	2,399	1,307	6,963	194	—	10,863
Total capital expenditures	$12,883	$6,719	$14,614	$1,082	$—	$35,298

Total assets	$563,422	$83,360	$487,897	$74,405	$338,197	$1,547,281
Total liabilities	$163,181	$42,342	$148,344	$27,072	$34,933	$415,872
Information as at and for the three months ended September 30, 2017 has been restated to exclude Stawell Mine which was sold in 2017 and is presented as a discontinued operation (note 4).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

As at and for the nine months ended September 30, 2017
	Macassa Mine	Holt Complex	Fosterville	Northern Territory	Corporate and other	Total
Revenue	$179,440	$103,812	$224,435	$27,444	$—	$535,131
Production costs	(74,101)	(55,702)	(52,863)	(37,366)	—	($220,032)
Royalty expense	(4,002)	(6,813)	(4,381)	—	—	($15,196)
Depletion and depreciation	(27,687)	(15,863)	(54,086)	(5,398)	—	($103,034)
Earnings (loss) from mine operations	$73,650	$25,434	$113,105	($15,320)	$—	$196,869
Expenses
General and administrative	—	—	—	—	(18,807)	($18,807)
Transaction costs	—	—	—	—	(397)	($397)
Exploration and evaluation	(8,294)	(7,559)	(15,205)	(5,311)	—	($36,369)
Care and maintenance	—	(2,131)	—	(4,068)	—	($6,199)
Earnings (loss) from operations	$65,356	$15,744	$97,900	($24,699)	($19,204)	$135,097
Other income (loss)						$21,966
Finance items
Finance income						$1,596
Finance costs						($8,668)
Earnings before taxes						$149,991

Total expenditures:
Mining interest	$26,907	$13,315	$23,012	$6,080	$145	$69,459
Plant and equipment	4,892	3,172	14,090	1,395	—	23,549
Total capital expenditures	$31,799	$16,487	$37,102	$7,475	$145	$93,008

Total assets	$563,422	$83,360	$487,897	$74,405	$338,197	$1,547,281
Total liabilities	$163,181	$42,342	$148,344	$27,072	$34,933	$415,872

Information as at and for the nine months ended September 30, 2017 has been restated to exclude Stawell Mine which was sold in 2017 and is presented as a discontinued operation (note 4).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

	Non-current assets
	As at
	September 30, 2018	December 31, 2017
Geographic information
Australia	$533,911	$666,626
Canada	721,457	523,356
Total	$1,255,368	$1,189,982

The following table summarizes sales to individual customers exceeding 10% of quarterly metal sales for the three and nine months ended September 30, 2018 and 2017:

	Metal sales
	Three months ended September 30, 2018	Three months ended September 30, 2017	Nine months ended September 30, 2018	Nine months ended September 30, 2017
Customer
1	$116,182	$80,525	$295,844	$207,406
2	56,844	39,830	147,149	180,879
3	49,569	45,725	140,021	117,897
Total	$222,595	$166,080	$583,014	$506,182
% of total sales	99.95%	93.99%	91.73%	94.59%

The Company is not economically dependent on a limited number of customers for the sale of its product because gold can be sold through numerous commodity market traders worldwide. The customers differ in the three and nine months ended September 30, 2018 and 2017.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018 AND 2017
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

18. FINANCIAL INSTRUMENTS
Carrying values of financial instruments
The carrying values of the financial assets and liabilities at September 30, 2018 and December 31, 2017 are as follows:

As at	September 30, 2018	December 31, 2017
Financial Assets
At fair value through profit or loss
Warrant investments	$4,893	$12,754

Loans and receivables, measured at amortized cost
Cash	$257,205	$231,596
Restricted cash	$21,974	$22,193
Accounts receivable (not including sales taxes)	$7,246	$5,289
	$286,425	$259,078

Investments in equity securities, measured at Fair Value through Other Comprehensive Income
Investments in equity securities of companies	$149,763	$100,109

Financial Liabilities
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$108,177	$84,746
Finance leases	$26,976	$38,575

Fair values of financial instruments

The fair values of cash, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

The fair value hierarchy of financial instruments measured at fair valued on the consolidated statements of financial position is as follows:

As at	September 30, 2018	December 31, 2017
Level 1
Investments in equity securities - publicly traded (note 11)	$149,763	$100,109

Level 2
Warrant investments	$4,893	$12,754